COORDINATED CAPITAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)
Madison, Wisconsin

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm

As of and for the Year Ended March 31, 2023

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

Board of Directors of
Coordinated Capital Securities, Inc.
Madison, Wisconsin

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Coordinated Capital Securities, Inc. identified the following provision of 17 C.F.R. § 15c3-3(k) under which Coordinated Capital Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) and for other business activities Coordinated Capital Securities, Inc. is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because Coordinated Capital Securities, Inc. limits its business activities exclusively to: (i) effecting securities transactions via a subscription way basis where the funds are payable to the issuer or its agent and not to Coordinated Capital Securities, Inc. Coordinated Capital Securities, Inc (a) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (b) did not carry accounts of or for customers; and (d) did not carry PAB accounts (as defined in Rule 15c3-3) (the "exemption provisions") and (2) Coordinated Capital Securities, Inc. stated that Coordinated Capital Securities, Inc. met the identified exemption provisions throughout the year ended March 31, 2023 without exception. Coordinated Capital Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Coordinated Capital Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of the SEC Release No. 24-70073.

Baker Tilly US, LLP

Milwaukee, Wisconsin
May 30, 2023

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COORDINATED
CAPITAL
SECURITIES, INC.

Member FINRA/SIPC

May 30, 2023

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

To Whom It May Concern,

Coordinated Capital Securities, Inc. claims exemption from SEA Rule 15c3-3 under paragraph (k)(2)(ii) for the period of April 1, 2022 through March 31, 2023 because we do not hold customer funds or safe keep securities. Paragraph (k)(2)(ii) states that the Firm clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker dealer and promptly transmit all customer funds and securities to the clearing broker dealer. The clearing broker dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by the clearing broker dealer. Coordinated Capital Securities, Inc. met the exemption provisions under SEA Rule 15c3-3 paragraph (k)(2)(ii) for the period of April 1, 2021 through March 31, 2022, without exemption.

Sincerely,

Mari J. Buechner
President

o: 608.221.4545 f: 608.221.3015 e: info@ccsmadison.com w: ccsmadison.com a: 704 River Place, Madison WI 53716